UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-31565

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Flagstar Bank, National Association Employee Savings Plan
(formerly known as the Flagstar Financial, Inc. Employee Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flagstar Bank, National Association
102 Duffy Avenue
Hicksville, NY 11801

Flagstar Bank, National Association
Employee Savings Plan
(formerly known as the Flagstar Financial, Inc. Employee Savings Plan)

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants of
Flagstar Bank, National Association Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Flagstar Bank, National Association Employee Savings Plan (formerly known as Flagstar Financial, Inc. Employee Savings Plan) (the Plan) as of December 31, 2025, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP
San Francisco, California
June 10, 2026
We have served as the Plan's auditor since 2026.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants
Flagstar Financial, Inc. Employee Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of Flagstar Financial, Inc. Employee Savings Plan (the Plan) as of December 31, 2024, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP
We served as the Plan’s auditor from 2001 to 2025.
New York, New York
June 27, 2025

Flagstar Bank, National Association
Employee Savings Plan
(formerly known as the Flagstar Financial, Inc. Employee Savings Plan)
Statements of Net Assets Available for Plan Benefits

	December 31,
	2025	2024
Assets:
Investments at Fair Value (Note 3):
Mutual funds	$247,682,435	$296,701,282
Variable annuities	43,322,552	—
Common stock fund of employer	54,643,430	45,756,216
Collective trust funds	583,211,015	554,007,441
Money market fund	—	1,004,706
Total investments	$928,859,432	$897,469,645

Receivables:
Notes receivable from participants	$16,285,263	$20,287,201
Due from broker	—	405
Total receivables	$16,285,263	$20,287,606

Total assets	$945,144,695	$917,757,251

Net assets available for plan benefits	$945,144,695	$917,757,251
See accompanying notes to financial statements.

Flagstar Bank, National Association
Employee Savings Plan
(formerly known as the Flagstar Financial, Inc. Employee Savings Plan)
Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31,
2025
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$147,947,895
Dividends on investments	7,246,525
Total investment income	$155,194,420
Interest on notes receivable from participants	1,260,675
Other income	45,038
Contributions:
Participant contributions	$50,049,609
Employer contributions	21,264,559
Rollover contributions	10,553,878
Total contributions	$81,868,046
Total additions	$238,368,179

Deductions from net assets attributed to:
Benefits paid to participants	$210,299,745
Dividends paid to participants	62,393
Administrative expenses	618,597
Total deductions	$210,980,735

Net increase	$27,387,444

Net assets available for plan benefits at:
Beginning of year	$917,757,251
End of year	$945,144,695
See accompanying notes to financial statements.

Flagstar Bank, National Association
Employee Savings Plan
(formerly known as the Flagstar Financial, Inc. Employee Savings Plan)
Notes to the Financial Statements

Note 1 - Description of the Plan

The following brief description of the Flagstar Financial, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Effective October 17, 2025, Flagstar Financial, Inc. was merged with and into the Flagstar Bank, National Association (the "Bank" or "Plan Sponsor" or "Employer") and on January 28, 2026, the name of the Plan was changed to Flagstar Bank, National Association Employee Savings Plan.

General

The Plan is a defined contribution plan sponsored by the Bank. The Plan is administered by Empower Retirement LLC.

The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of all participants are held in the Plan and are collectively invested and reinvested by Empower Trust Company LLC (the “Trustee”).

Effective January 1, 2024, amendments to the Plan include the following: appointment of Empower Trust Company LLC (“Empower”) as successor trustee to Pentegra Trust Company (“PTC”, “Plan Administrator”); the appointment of Pentegra Services, Inc. as the 3(16) Plan Administrator in accordance with the Defined Contribution Fiduciary Service Agreement Institutional 3(16) Services Package; the transfer of the Flagstar Bank 401(k) Plan with and into the Plan (“Flagstar Merger”); and the engagement of CAPTRUST Financial Advisors as an investment advisor to the Plan.

The following entities became subsidiaries of the Bank and all employees of the subsidiaries became eligible to participate in the Plan: Flagstar Financial & Leasing, LLC; Flagstar Public Funding Corp., Flagstar Advisors, Inc., and Flagstar Bank, N.A., which were participants in the Flagstar 401(k) Plan. In 2024, all net assets available for plan benefits of the Flagstar Bank 401(k) plan were transferred to the Plan effective January 1, 2024 related to the original acquisition of Flagstar Bank, N.A.

Eligibility

There is no minimum age requirement or period of eligible service requirement to be eligible to participate in the Plan. Additionally, employees compensated on an hourly basis are eligible to participate in the Plan.

Contributions

Employee Contributions

Participants may authorize the Bank to contribute to the Plan each pay period 1% to 60% of their pre-tax compensation (Before-Tax Contributions), Roth after-tax compensation (Roth Contributions) or a specific dollar value, subject to the maximum dollar limitations of the Internal Revenue Code ("IRC").

Safe Harbor Matching Contributions

The Bank matches a portion of employee contributions up to a max of 5% of eligible pay. For the first 3% of eligible pay, the Plan will match 100% of such amount. For the next 2% of eligible pay the Plan will match 50% of such amount. In 2025 the Bank contributed $21 million in matching contributions.

Employer Discretionary Contributions

The Employer may also make Discretionary Employer Contributions. No such contributions were made in 2025.

Investment Options

Participants are allowed to invest in one or more of the investment options. Participants may, at any time, change their investment elections or transfer between different investment options. As of December 31, 2025 and 2024, the Plan's investments consisted of mutual funds, money market funds, variable annuities, common stock of Flagstar Bank, National Association, and collective trust funds.

Participant Accounts

Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant directed salary deductions, employer contributions (if any), and Plan earnings and losses. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. Each participant account was charged an administrative fee of $39 per year during 2025 by Empower. The administrative fee is included in administrative expenses on the Statements of Changes in Net Assets Available for Plan Benefits.

Vesting

Participants are fully vested in their contribution accounts. The employer safe harbor matching contributions are also fully vested and nonforfeitable at all times.

Participants previously within the Flagstar Bank 401(k) Plan with matching contributions made on their behalf prior to January 1, 2024 (“Flagstar Pre 2023 Matching Contributions”) generally become vested after having been employed by the Bank based on the following schedule:

Years of Service:	Percent Vested:
Less than 1 year	0%
1 year but less than 2	33%
2 years but less than 3	66%
3 or more years	100%

If participants are not fully vested and leave the Bank for any reason other than retirement, disability, or death, the unvested portion of the Flagstar Pre 2023 Matching Contributions and related earnings will be forfeited. As of December 31, 2025, $545,099 of the Flagstar Pre 2023 Matching Contributions were not fully vested.

Forfeitures may be used to fund plan expenses or for reduction of future Employer contributions. Forfeitures applied to reduce employer match contributions were $331,209 during the year ended December 31, 2025. At December 31, 2025, there were $1,417 unused forfeitures that were available.

Notes Receivable from Participants

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within a five-year period, except if the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan. The interest rates on participant loans ranged from 2.25% to 9.50% at December 31, 2025 and 2024, with maturities up to 30 years.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions. Loan default distributions will be treated as taxable income to the participant in the year of default.

Payment of Benefits

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Participants may elect to have allocated cash dividends declared on the employer common stock and received by the Trustee distributed in cash or elect to reinvest the dividends. For the years ended December 31, 2025, common stock dividends of $62,393 were paid to Plan participants.

Due from Broker

Effective January 1, 2024, the Plan Document was amended and restated to appoint Empower Trust Company, LLC as successor trustee to PTC.

Note 2 - Summary of Significant Accounting Policies
Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Money market, mutual funds and common stock and the collective trust funds are valued using quoted market prices from national exchanges and/or inputs derived principally from or corroborated by observable market data. Investment transactions are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date. Investment income is recorded on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are equal to the outstanding principal balances plus accrued interest.

Contributions

Contributions to the Plan from participants and, when applicable from the Bank, are recorded in the period the payroll deductions are made from Plan participants.

Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

Administrative Expenses

Administrative fees are charged to the Plan. All other administrative expenses of the Plan are paid by the Bank. Expenses directly related to the managing of the mutual funds (such as investment management fees, commissions, and other transaction costs) are charged against the assets of the applicable fund to which such expenses directly relate.

Note 3 - Investments
Investments held by the Plan are reported at fair value.

U.S. GAAP sets forth a definition of fair value, establishes a consistent framework for measuring fair value, and requires disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. U.S.
GAAP also clarifies that fair value is an “exit” price, representing the amount that would be received when selling an asset, or paid when transferring a liability, in an orderly transaction between market participants. Fair value is thus a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•Level 3 – Inputs to the valuation methodology are significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants use in pricing an asset or liability.

A financial instrument’s categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables present the Plan's fair value hierarchy for those investments measured at fair value as of December 31, 2025, and 2024:

	December 31, 2025
Description	Total Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$247,682,435		$247,682,435	$—	$—
Common Stock	54,643,430		54,643,430	—	—
Collective Trust Funds	583,211,015		—	583,211,015	—
Variable Annuities	43,322,552		—	43,322,552	—
Total investments at fair value	$928,859,432	$—	$302,325,865	$626,533,567	$—

	December 31, 2024
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$296,701,282	$296,701,282	$—	$—
Common Stock	45,756,216	45,756,216	—	—
Collective Trust Funds	554,007,441	—	554,007,441	—
Money Market Fund	1,004,706	1,004,706	—	—
Total investments at fair value	$897,469,645	$343,462,204	$554,007,441	$—

The methods described above may produce a fair value that may not be indicative of the net realizable value or future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no transfers between levels for the year ended December 31, 2025.

Note 4 - Risks and Uncertainties
The Plan offers a number of investment options including common stock of Flagstar Bank, National Association, and a variety of investment funds, some of which are mutual funds, collective trust funds, money market funds, and variable annuities. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan invests indirectly in securities with contractual cash flows such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan also invests in Collective Trust Funds ("CITs"). CITs are tax-exempt, pooled investment vehicles sponsored and maintained by a trustee that is a bank or trust company. They are regulated by federal or state banking authorities, while also being subject to ERISA fiduciary rules. CITs combine assets from eligible investors, such as qualified retirement plans, into a single investment portfolio (or fund) to pursue a set of stated investment objectives and strategies.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the employer, which invests in a single security, the common stock of Flagstar Bank, National Association.

At December 31, 2025 and 2024, approximately 6 percent and 5 percent, respectively, of the Plan's net assets were invested in the common stock fund of the employer. The underlying value of the common stock is entirely dependent upon the performance of the employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Flagstar Bank, National Association. common stock in the near term could materially affect participants account balances.

Note 5 - Related Party and Parties-in-Interest Transactions
Empower Retirement, LLC is the record-keeper for the Plan. Empower Trust Company LLC is the trustee and custodian of the Plan for the year ended December 31, 2025 and 2024. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest transactions.

Mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

CAPTRUST Financial Advisors is engaged as an investment advisor to the Plan.

Baker Tilly US, LLP, the auditor of the Plan’s financial statements, and KPMG LLP, the previous auditor of the Plan’s financial statements, are also a party-in-interest as defined by ERISA.

Flagstar Bank, National Association
Employee Savings Plan
(formerly known as the Flagstar Financial, Inc. Employee Savings Plan)
Notes to the Financial Statements
Note 6 - Income Tax Status
The Internal Revenue Service has determined and informed the Bank by a letter dated October 22, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirement of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants become 100% vested in all employer contributions.

Note 8 - Non-exempt Transactions
During the 2025 Plan year, there were no non-exempt transactions. During the 2024 Plan year, employee withholdings totaling $4,778 were not remitted to the Plan within the appropriate time period by the Bank. These transactions constitute prohibited transactions as defined by ERISA. The Bank remitted the withholding in January and February 2025 with lost earnings.

Note 9 - Subsequent Events
The Plan evaluated subsequent events through June 10, 2026, the date on which the financial statements were issued. There have been no events that have occurred that would require adjustment to or disclosure in the financial statements.

Flagstar Bank, National Association
Employee Savings Plan
(formerly known as the Flagstar Financial, Inc. Employee Savings Plan)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of issue	Description of investment	Number of shares/units	Current value
Common stock of employer:
*Flagstar Bank, National Association	Common Stock	4,340,225	$54,643,430

Mutual funds:
MFS	New Discovery Value R6	286,023	$4,828,073
Principal	Smallcap Growth I R6	384,984	5,928,752
Vanguard	Institutional Index Instl Pl	220,758	121,873,655
Vanguard	Mid Cap Index I	532,757	42,290,272
Vanguard	Small Cap Index I	193,082	23,861,018
Vanguard	Total Bond Market Index Inst	2,097,489	20,492,463
Vanguard	Total Intl Stock Index Instl	116,132	18,823,825
Victory	Sycamore Established Value R6	201,050	9,059,322
Dreyfus	Government Cash Mgmt Instl	525,055	525,055
	Subtotal Mutual Funds		$247,682,435

Variable annuities:
JPMorgan	Equity Incm Fund	2,496,828	$30,627,000
PGIM	Total Return Bond Fund	893,020	12,695,552
	Subtotal Variable Annuities		$43,322,552
Collective trust funds:
Fidelity	Freedom 2010 Cmgld Pool D	80,760	$1,079,758
Fidelity	Freedom 2015 Cmgld Pool D	46,238	647,330
Fidelity	Freedom 2020 Cmgld Pool D	688,696	10,089,397
Fidelity	Freedom 2025 Cmgld Pool D	2,254,787	34,317,852
Fidelity	Freedom 2030 Cmgld Pool D	3,615,305	57,085,673
Fidelity	Freedom 2035 Cmgld Pool D	3,848,302	64,689,954
Fidelity	Freedom 2040 Cmgld Pool D	3,012,368	54,523,862
Fidelity	Freedom 2045 Cmgld Pool D	2,946,299	54,801,169
Fidelity	Freedom 2050 Cmgld Pool D	2,487,056	46,259,235
Fidelity	Freedom 2055 Cmgld Pool D	1,750,970	32,568,049
Fidelity	Freedom 2060 Cmgld Pool D	905,701	16,846,040
Fidelity	Freedom 2065 Cmgld Pool D	324,084	6,027,964
Fidelity	Freedom Cmgld Pool D	772,174	9,906,999
Fidelity	Growth Compy Commingled Pl	1,626,288	144,235,474
MFS	International Equity Cit Cl Ct	306,409	3,528,547
MFS	Mid Cap Growth Cit Cl Ct	104,074	1,819,572
Reliance MetLife	Gac Series 25053 Cl M	390,752	44,784,140
	Subtotal Collective Trust Funds		$583,211,015

Participant loans:
*Participant loans	3,188 loans to participants with interest rates of 2.25% to 9.50% with maturities up to 30 years		$16,285,263
			$945,144,695
*Parties-in-interest as defined by ERISA.
See accompanying Report of Independent Registered Public Accounting Firm.

Flagstar Bank, National Association
Employee Savings Plan
(formerly known as the Flagstar Financial, Inc. Employee Savings Plan)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2025

Participant contributions transferred late to Plan	Total that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP(a)	Contributions pending correction in VFCP
$4,778 for the 2024 Plan year	$-	$4,778	$-	$-

(a) During 2025, management identified late remittances of $4,778 for Plan year 2024. $4,778 was remitted to the Plan in 2025 along with lost earnings.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Description of the Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Baker Tilly US, LLP
23.2	Consent of Independent Registered Public Accounting Firm - KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly cause this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:	June 10, 2026	Flagstar Bank, National Association
Employee Savings Plan

/s/ Joanne Strucker
Joanne Strucker
Plan Administrator